Julian Kleindorfer Direct Dial: +1.213.891.8371	355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com
March 6, 2013 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Robert F. Telewicz Jr., Senior Staff Accountant
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File No. 033959-0006

Re:    MPG Office Trust, Inc.
          Form 10-K
          Filed on March 15, 2012
          File No. 001-31717

Ladies and Gentlemen:

On behalf of MPG Office Trust, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), pursuant to the letter dated February 12, 2013 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2011. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to the Form 10-K, except as otherwise noted below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Policies, page 72

Impairment Evaluation, page 72

1.
We have considered your response to our prior comment 5. We note that the company recorded significant impairment charges during the year ended December 31, 2010, and that these results will continue to be presented in the company's Form 10-K for the period ended December 31, 2012. As a result, explain to us how you determined that the proposed disclosure would not be relevant to users of the financial statements.

        March 6, 2013

Furthermore, please clarify for us how you determined that Impairment Evaluation would cease to be a critical accounting policy once the results of that evaluation indicated that no impairment charge is necessary.
Response: The Company acknowledges the Staff’s concern that Impairment Evaluation would continue to be relevant to users of its consolidated financial statements since our 2012 Annual Report on Form 10-K will include the results of operations for the year ended December 31, 2010 and in that year the Company recorded significant impairment charges. The Company has determined that it will include Impairment Evaluation as a Critical Accounting Policy in its 2012 Annual Report on Form 10-K to assist users of its consolidated financial statements in their understanding of how we assess impairment and how impairment charges are determined.
Financial Statements
Notes to Consolidated Financial Statements, page 87
Note 8 - Share-Based Payments, page 117

2.
We note your response to prior comment 7. Please tell us what types of terminations would trigger an acceleration of vesting per the terms of the award agreements. Please tell us if the company has a history of entering into the types of terminations that would result in an acceleration of vesting. In light of the award agreements allowing for acceleration of vesting, please tell us how you determined it was not necessary to include this attribute in your determination of the service period in accordance the ASC 718-10.

Response: Pursuant to the terms of certain award agreements, a termination without cause can trigger an acceleration of vesting of equity awards. In addition, the employment agreements of certain executives contain provisions for the acceleration of vesting of equity awards upon termination without cause or for good reason.
In connection with senior management changes in 2009 and 2010, the Company’s board of directors made the decision to accelerate the vesting of equity awards of three members of senior management as part of their separation agreements. The board of directors considered a number of factors when determining whether to accelerate the vesting of equity awards upon termination, such as the avoidance of litigation and recognition of the employee’s service to the Company. While there have been additional senior management changes since 2010, no acceleration of vesting of equity awards has been provided for in any of the separation agreements entered into during that time.
The equity awards granted by the Company contain only a service condition that requires the recipient to render service for a requisite period of time for vesting to occur. ASC 718-10 defines the requisite service period as “the period or periods during which an employee is required to provide service in exchange for an award under a share-based payment arrangement. The requisite service period for an award that has only a service condition is presumed to be the vesting period, unless there is clear evidence to the contrary.”

        March 6, 2013

The Company believes that the definition of requisite service period for service-only conditions is the contractually required term provided for in the award agreement, unless there is clear evidence to the contrary. In each situation where vesting was accelerated, the Company did not have clear evidence that there would be a decision to terminate the award recipient’s employment when the grant was made. Therefore, the Company determined the requisite service period to be the period that the recipient was to render service per the terms of the award agreement.
The Company does not include the possibility of acceleration of vesting due to termination without cause in the determination of the requisite service period since the decision to terminate employees is subjective and in response to changes to the composition of the Company’s portfolio.
___________________________

In accordance with Rule 101(a)(3) of Regulation S-T, we have electronically transmitted this letter on behalf of the Company under the label “corresp.” Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-9763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ JULIAN KLEINDORFER
Julian Kleindorfer of LATHAM & WATKINS LLP

cc:          David L. Weinstein, MPG Office Trust, Inc.
               Jeanne M. Lazar, MPG Office Trust, Inc.
               Christopher M. Norton, MPG Office Trust, Inc.

March 6, 2013
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert F. Telewicz Jr., Senior Staff Accountant

Re:       MPG Office Trust, Inc.
Form 10-K
Filed on March 15, 2012
File No. 001-31717

Ladies and Gentlemen:
In response to your letter dated February 12, 2013 in connection with the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) on the Form 10-K of MPG Office Trust, Inc. (the “Company”) for the year ended December 31, 2011, the Company acknowledges that:

•	The Company is responsible for the adequacy and the accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ JEANNE M. LAZAR
Jeanne M. Lazar Chief Accounting Officer

cc:           David L. Weinstein
               Christopher M. Norton
               Julian Kleindorfer, Latham & Watkins LLP